

January 14, 2011

Mr. Peter Blackmore
Chief Executive Officer
ShoreTel, Inc.
960 Stewart Dr.
Sunnyvale, CA 94085

> **Re: ShoreTel, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2010**
> **Filed September 10, 2010**
> **Definitive Proxy Statement**
> **Filed October 5, 2010**
> **Form 10-Q for the Quarter ended September 30, 2010**
> **Filed November 5, 2010**
> **File No. 001-33506**

Dear Mr. Blackmore:

We have reviewed your response letter dated December 17, 2010 and your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2010

Item 1, Business page 3.

1. We note your response to comment one from our letter dated December 6, 2010, stating that you do not believe that your "backlog, as of any particular date, is necessarily indicative of actual revenues for any future period … and would be material to investors." However, during each of your last two earnings calls, you referred to your "backlog and business booked to date" to provide your investors and analysts some guidance on your expected revenues and gross margins for the forthcoming quarter. Please reconcile these inconsistencies.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Item 11. Executive Compensation

Director Compensation

2. We note your response to comment six in our letter dated December 6, 2010. However, we note that, even when taking into consideration the date of the director compensation table to be June 30, 2010 and the beneficial ownership table to be September 1, 2010, your beneficial ownership table indicates that several directors currently hold more than the 10,000 options reflected in footnotes (3) – (7) of the director compensation table. For example, footnote (6) to the beneficial ownership table discloses that Mr. Bergman's beneficial ownership includes options to purchase 51,874 shares. Please tell us more about the differences between the number of outstanding options held by each director in the director compensation table and the number of options included in each director's beneficial ownership amounts.

3. We note your response to comment seven in our letter dated December 6, 2010. Please note that the Instruction to Item 402(k) states that certain instructions to Item 402(c) apply equally to Item 402(k) and that the enumerated instructions to Item 402(c) apply to the columns in the director compensation table that are analogous to the columns in the summary compensation table to which they refer and to disclosures under paragraph (k) that correspond to analogous disclosures provided for in paragraph (c). Therefore, applying Instruction 2 to Item 402(c)(iii) and (iv), please tell us in your response letter how you intend to disclose the annual cash retainer received as stock in the summary compensation table.

4. In your response to comment seven in our letter dated December 6, 2010, you state that you disclosed the amount of the annual cash retainer earned by each director in your 2010 proxy statement. The amount you disclosed was 120% of the cash retainer earned. In future filings, please disclose the amount of cash retainer earned followed by the value of the retainer paid in stock, which would represent 120% of the cash retainer earned.

Compensation Discussion and Analysis

Percentages of Base Salary

5. We note your response to comment nine in our letter dated December 6, 2010, but we are unable to understand how the payouts under your non-equity compensation plan are calculated. Please also disclose the following in future filings:

- The threshold, target and maximum values for each performance target. For example, you disclose that the revenue target for the first half of fiscal 2010 was $70.0. You should also disclose the threshold and maximum revenue targets (e.g., if true, $35 million and $105 million);

- How the payouts are calculated, including how the sliding scale operates. For example, how did achievement of $69.2 million in revenues in the first half of fiscal 2010 (or 98.9% of target) result in a payout percentage of 47.7%? How do the payout percentages for each half of the fiscal year translate into the annual payout amounts? Please provide an explanation with examples in your response letter.

6. In future filings, please disclose potential threshold payouts under your non-equity incentive plan in the Grants of Plan-based Award table.

7. We note your response to comment 10 in our letter dated December 6, 2010. Please explain how the performance ratings are applied to the formula for the bonus payment. Disclose if the amount of bonuses paid based upon performance ratings is discretionary or if there is a formula for determining the amount to be awarded. Disclose if the bonus amounts for the achievement of company performance targets can be decreased as well as increased based upon performance ratings. Also disclose if there is a maximum amount by which the bonus can be increased for performance ratings. If the amount of bonuses awarded as a result of performance ratings is discretionary, please disclose that amount under the bonus column to the summary compensation table. For guidance, please refer to Regulation S-K Compliance and Disclosure Interpretation 119.02.

Fiscal 2010 Bonus Plan Objective Achievement As a Percentage of Targets for Mr. Girskis

8. We note your response to comment 11 in our letter dated December 6, 2010. Please confirm that, in future filings, you will provide more detailed disclosure regarding the performance goals for Mr. Girskis similar to that provided in the tables set forth in your response.

Separation Agreement

9. We note your response to comment 12 in our letter dated December 6, 2010. In future filings, please disclose the information in your response regarding whether Mr. Combs relocated to Silicon Valley prior to his resignation and why the board determined to waive the repayment of the relocation payment.

Potential Payments on Termination or Change in Control

10. We note your response to comment 16 in our letter dated December 6, 2010. Please note that disclosure of information under Item 402(j) is required unless satisfying an exception found either in Instruction 4 to Item 402(j) of Regulation S-K or Regulation S-K

Compliance and Disclosure Interpretation Section 226.02 available on our website www.sec.gov. Please tell us through analysis why you believe the requirements of 402(j) do not apply to the facts here. Alternatively, please provide the information required by Item 402(j) of Regulation S-K. In this regard, the disclosure required by Item 402(j) with respect to a named executive officer who has left the company after fiscal year end allows investors to see what the officer would have been entitled to receive and what the officer actually received for the particular triggering event.

Form 10-Q for the Quarter Ended September 30, 2010

Note 4. Fair Value Disclosures, page 11

11. We note your response to comment three from our letter dated December 6, 2010 and your statement that you relied on independent broker quotes in determining the fair value of the short-term investments. Please confirm to us if the quotes are binding or based on transactions and additionally, how you were able to evaluate the valuation techniques or significant inputs used to develop the quotes. Refer to ASC 820-10-50-2(e) and 820-10-55-22A(c). Disclose the inputs and valuation techniques applicable to each major security type. Please provide us your proposed disclosures.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Ivette Canales Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971, or Kathleen Krebs, Special Counsel, at (202) 551-3350, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Via facsimile to (650) 938-5200
        Jeffrey R. Vetter, Esq.
        Fenwick & West LLP